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                                                                    EXHIBIT 99.2

                                                           [English Translation]
                                                               February 25, 2003



                              HANARO TELECOM, INC.

           BOARD RESOLUTION FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS



Attendants: 5 directors

1.   TENTATIVE DATE: 10 a.m., March 28, 2003

2. TENTATIVE PLACE: 12th Floor of Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea

3.   AGENDA

Item 1.   Approval of Balance Sheet & Income Statement for the fiscal year 2002
Item 2.   Approval of Statement of Disposition of Deficit for the fiscal year
          2002
Item 3.   Appointment of directors (including independent directors)
Item 4.   Approval of ceiling amount of remuneration for directors for year 2003
Item 5. Amendment of the Articles of Incorporation concerning Representative Director, change in business objectives, reflection of amendments to Commercial Law & Securities Act, etc.)